VYCOR MEDICAL, INC.

80 Orville Drive, Suite 100

Bohemia, New York 11716

October 27, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kevin L. Vaughn, Accounting Branch Chief

Re:

Vycor Medical, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 31, 2010

Form 10-Q for the Fiscal Quarters Ended March 31, 2010

and June 30, 2010

Filed May 12, 2010 and August 16, 2010

File No. 333-149782

Ladies and Gentlemen:

In connection with the Comment Response Letter submitted by the Company’s general counsel, Robert L. B. Diener, on October 21, 2010, on behalf of the Company, we acknowledge that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Kenneth T. Coviello

By:___________________________

Kenneth T. Coviello

Chief Executive Officer

cc:

Robert L. B. Diener

Adrian Liddell